

April 1, 2008

Room 7010

F. George Orr
Chief Financial Officer, Secretary and Director
Valcent Products Inc.
Suite 1010- 789 West Pender Street, Vancouver
British Columbia V6C 1H2

> **Re: Valcent Products Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **File No. 000-30858**

Dear Mr. Orr:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended March 31, 2007

Item 5. Operating and Financial Review and Prospects

Contractual Obligations, page 30

1. In future filings, please revise your contractual obligation section to provide, in a tabular format, the information specified in Item 5.F.1 of Form 20-F as of the latest fiscal year end balance sheet date. Refer also to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 15. Controls and Procedures, page 59

2. We note your disclosure that your Acting President and Secretary, performing the function of principal executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the requisite time periods. Please revise your definition to also clarify, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whatever the case may be.

Report of Independent Registered Public Accounting Firm, page F-1

3. We note the signature of your chartered accountants was not included on the audit report dated July 27, 2007. Please confirm that Smythe Ratcliffe is still your chartered accountants and that you have a signed copy of their July 27, 2007 audit report. In future filings please ensure that you have a conformed signature on the audit report included in your Form 20-F.

Financial Statements, page F-3 and F4

4. You indicate in Note 1 to your financial statements that you have not included the details and results of operations and cash flows for the year ended March 31, 2005 because they are not material and relate to discontinued operations. Item 8.A.2 of Form 20-F requires comparative financial statements that cover the latest three financial years, audited in accordance with a comprehensive body of auditing standards. Your disclosures regarding the immateriality of fiscal year 2005 activities does not obviate the need to include these financial statements in your Form 20-F. Please ensure future filings comply with this form requirement.

Note 5. Product License, page F-8

5. We have the following comments regarding your accounting for the product licensing agreement you entered into in July 29, 2005.
    - Expand your disclosures in future filings to clarify the appropriateness of capitalizing the $153,000 license fee and $153,000 product development costs under both Canadian and US GAAP.

F. George Orr
Valcent Products Inc.
April 1, 2008
Page 3

- Expand your disclosures to clarify (i) why you are not currently amortizing this asset under Canadian and US GAAP, (ii) when such amortization will begin and (iii) the period over which it will be amortized.
- Given the significance of this asset to your balance sheet, future filings should also disclose and discuss how the Company assesses this asset for impairment under both Canadian and US GAAP.

Note 7. Global Green Joint Venture, page F-9

6. Expand your disclosures in future filings to address how you are accounting for your interest in the Global Green Joint Venture, specifically addressing how you are accounting for your costs to provide support, research and development and use of the warehouse and how you account for the reimbursement of those costs by Global Green. Given that you have not provided a US GAAP reconciling item related to the accounting for this joint venture, ensure your revised disclosures are specific enough such that readers understand how your accounting complies with both Canadian and US GAAP.

Note 9. Convertible Notes, page F-10

7. For each issuance of convertible notes presented in your financial statements, please tell us and expand your disclosures in future filings to clarify how you are accounting for these convertible instruments under Canadian GAAP. Your response and disclosures should address the following:
    - Describe the nature of the debt discount that is included in your debt balance. Tell us how you arrived at this amount and how your presentation of this discount as an increase to your debt balance is appropriate;
    - Tell us how you arrived at your $4.2 million conversion component and your basis for including it in your shareholders' deficiency section of the balance sheet;
    - For each warrant issuance, tell us how you valued the warrants and how you determined that classification in your contributed surplus account is appropriate.
    - We note you have converted debt into equity during each of the years presented and have presented this in your common shares rollforward in note 13. Please reconcile between the conversion amounts presented on page F-15 and the amounts on page F-10;
    - Tell us the nature of the $512,000 of convertible note issuance costs recorded on your income statement during 2007. Tell us if this relates to the $107,000 of shares issued for financial consulting services that is reported as a non-cash cost on your statement of cash flows. If so, tell us what the remaining portion of these costs are and how your presentation in both the income statement and cash flows statement is appropriate;

- ▪ For each of the above points, tell us how you considered the accounting for these items under US GAAP, specifically SFAS 133, EITF 00-19 and SFAS 95 and your consideration of providing a reconciling item for these differences in your Note 16.

Note 16. Differences between Canadian and United States GAAP, page F-24

8. We note your belief that the consolidated financial statements conform in all material respects with US GAAP. However, we note that in your Form 20-F for the year ended March 31, 2006, you disclosed, discussed and quantified a reconciling difference related to the accounting for the convertible notes. We note that this reconciling difference was material to stockholders' deficit as of March 31, 2006. Please expand future filings to continue to disclose and discuss this apparent accounting difference related to these convertible securities and address why no reconciling differences existed as of March 31, 2007.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review

F. George Orr
Valcent Products Inc.
April 1, 2008
Page 5

of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief

CC: Michael Membrado, Esq.
      (646) 486-9771